

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2016

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

Re: **Monster Worldwide, Inc.**
     Preliminary Consent Solicitation Statement on Schedule 14A filed by
     MediaNews Group, Inc. et al.
     Filed September 30, 2016
     File No. 001-34209

Dear Mr. Klein:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that the preliminary consent statement filed on September 30, 3016 was filed on EDGAR with the tag "PREC14C." Please note for future reference that that proper tag for a preliminary consent solicitation is "PREC14A." Please refer to https://www.sec.gov/info/edgar/forms/edgform.pdf.

2. We note the statements in the first paragraph on page 2 of the preliminary consent statement that:

    • "We believe this is especially the case in light of the Board's decision to enter into a merger agreement…with…Randstad whereby Randstad will acquire the Company for $3.40 per share of Common Stock, which we believe greatly undervalues the Company."

- "Despite the current state of Monster's business, we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at $3.40 per share."

These and similar statements that serve as solicitations or recommendations by the filing persons should also be filed under the cover of Schedule 14D-9. Refer to Exchange Act Section 14d-9(b).

3. We note the disclosure on page 5 indicating that on June 16, 2016 "representatives of MNG…had a call with Bob Jones, a member of the Company's investor relations team." It is our understanding that:

- Faisal Ahmed, who we also understand is a representative of Alden Global Capital LLC, an affiliate of MNG, requested the call and then attended the call;
- during the June 16 call with Bob Jones, Faisal Ahmed and another participant, Joseph Anto, indicated that they were representatives of an investment firm with $800 million in equity assets that was formerly known as BreakPoint; and
- Alden Global Capital was formerly Breakpoint Capital Group LLC.

Please revise the disclosure to clarify the relationship between the two aforementioned individuals and MNG and why they are considered representatives of MNG and not Alden Global Capital. Please also consider whether such individuals and/or Breakpoint meet the definition of "participant" as defined in Instruction 3 to Item 4 of Schedule 14A, including clause (iv) of Instruction 3. To the extent such individuals and Breakpoint/Alden Capital meet the definition of "participant," the preliminary consent solicitation statement should be supplemented accordingly, including by revising the cover page of the Schedule 14A and providing the disclosure called for by Item 4(b) and 5(b) with respect to Mr. Ahmed and Breakpoint/Alden Capital.

4. Refer to the following statements:

- MNG is "confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at $3.40 per share"; and
- "replacing the Board with our Nominees will give us the best chance of turning around the Company's serial underperformance"

Please provide additional detail regarding the "path forward" that MNG believes would create "significantly more value" for stockholders than selling to Ranstad. In addition, given that the Company is currently a party to the Merger Agreement for which it does not appear to have a contractual right to terminate outside of the specific provisions set forth in Article 7, please supplement the disclosure to disclose how MNG and its Nominees would be able to pursue these alternatives. For example, disclose whether MNG and its Nominees intend to seek to terminate the Merger Agreement and the resulting consequences, including whether the Company would be obligated to pay a termination fee, the potential liability to the Company if Randstad were to sue for damages and whether Randstad would be entitled to seek specific performance. If MNG and its nominees do not intend to terminate the Merger Agreement, please disclose this and also explain in the disclosure how they intend to pursue the "path forward" and "[turn] around the Company's serial underperformance."

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

- "For the Proposals to be effective…written consents… must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company." (page 2) It is our understanding that under Article VI, Section 5 of the Company's bylaws, the consents must be delivered to the Company within 60 days of the *record date*. As currently written, your statement suggests that there would be no time limit between the record date and when the action by consent may be taken.
- "Under Delaware case law, the Board's fiduciary duties require them to approve the election of the Nominees unless they identify a specific and substantial risk to the Company or its creditors posed by the Nominees." (page 15)

6.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following are examples of such statements:

- "As a result, we have assembled a slate of director candidates to replace the current Board, which has proven time and again its inability to make the right strategic and operational decisions to create value for stockholders. We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability."
- "The incumbent Board is responsible for the flawed and unorganized sale process that led to the current deal with Randstad, the poor operation of the business that has led to a prolonged and consistent destruction of shareholder value…"
- "We believe that replacing the Board with our Nominees will give us the best chance of turning around the Company's serial underperformance and to ensure that Monster will not again enter into a merger agreement that allows for a third party to purchase shares at such a disadvantageous price."

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Proposal 1: The Bylaw Restoration Proposal, page 6

7.   We note the statement on page 6 that "MNG is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal" and that "[i]f the Board does not effectuate any additional changes to the version of the Bylaws publicly available in filings by Monster with the SEC on March 21, 2016, the Bylaw Restoration Proposal will have no further effect." However, it is our understanding that the proposal would repeal the amendment to the Amended and Restated Bylaws, effective August 7, 2016, that added an exclusive forum provision which was described in the Company's Current Report on Form 8-K filed with the Commission on August 9, 2016, along with a copy of the amended Bylaws. Please revise the disclosure accordingly.

Proposal 4: The Election Proposal, page 9

8.   Refer to the last paragraph on page 14 regarding the arrangement between MNG and Mr. Dienst. With a view towards disclosure, please describe the conditions pursuant to which Mr. Dienst may be entitled to a percentage of MNG's net appreciation and quantify such percentage. Refer to Item 5(b)(2) of Schedule 14A.

9.   Refer to the third paragraph on page 15. In the sentence beginning with "If fewer than six directors…" it appears that the reference should be to seven directors. Please advise or revise.

Potential Effects upon Change of Control, page 15

10.   Disclosure on page 16 describes the effect under certain of the Company's compensation plans if MNG successfully replaces the current Board with the Nominees, including that that accelerated vesting of certain equity awards may occur upon a Change in Control. It is our understanding that some of the award agreements have single-trigger Change in Control vesting provisions and that, with respect to those awards, accelerated vesting will occur if MNG is successful in replacing the current Board. For example, it is our understanding that Messrs. Yates, Stoever and Miller and the directors hold equity awards with single-trigger vesting provisions that, at a per share merger consideration

price of $3.40, would have an aggregate value of approximately $2.2 million. Please revise and supplement the current disclosure accordingly

Where can I find additional information concerning Monster? Page 22

11.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's consent revocation statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company disseminates information to security holders is not appropriate. Please tell us whether you intend to disseminate your consent solicitation statement prior to the distribution of the Company's consent revocation statement, and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a consent solicitation supplement.

Proxy Card

12.   Please revise the instructions to Proposal 1. As currently written it appears you are missing language following the phrase "…removal of all of the above-named persons, check…" and before the phrase "…the removal of certain…"

Annex I

13.   Disclosure in Annex I refers to the "Company's Solicitation/Recommendation Statement on Schedule 14D9, filed with the SEC on August 19, 2016." MNG, but not the Company, filed a Schedule 14D-9 on August 19, 2016. Please revise.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions